2010 TECHNICAL REPORT

FOR THE

HODGSON PROJECT,

SASKATCHEWAN

FOR

CANALASKA URANIUM LTD.

Prepared by:

Peter Daubeny, M.Sc., P.Geo

September 2010

i

SUMMARY

The Hodgson project is located in the east central part of the Athabasca basin and is comprised of six mineral claims totalling 249.4 km2. The claim group was acquired by staking beginning in late 2004 and all claims are held 100% by CanAlaska Uranium Ltd. of Vancouver BC.  The Property covers portions of the Athabasca Basin which in the project area overlies basement rocks of the Mudjatik and Wollaston domains.  Depth to Athabasca Basin unconformity on the property varies from 700 to 800 metres.

The area of the claims has been intermittently explored for unconformity type uranium deposits since at least 1978, and this work has included lake and bog sampling, air and ground geophysical surveying and diamond drilling adjacent to or on ground now covered by the project claim block.  This work culminated during the years 2006 and 2007 when CanAlaska completed VTEM and airborne magnetometer surveys, an audio-frequency magneto telluric survey, and boulder and lake sediment sampling programs that covered the entire property.

This report will summarize the work that has been completed to date and will recommend a ZTEM airborne survey covering the entire property followed by IP-Resistivity and Time Domain EM surveying designed to more completely delineate the most prospective anomalies in preparation for a 30 hole diamond drill program.  The proposed program would run over a three year period and cost $15.9 million.

TABLE OF CONTENTS

TABLE OF CONTENTS

1		INTRODUCTION	1
2		PROPERTY DESCRIPTION AND LOCATION	1
3		ACCESS, CLIMATE, TOPOGRAPHY AND INFRASTRUCTURE	4
4		HISTORY	6
5		GEOLOGICAL SETTING	10
	5.1	Regional Geology Setting	10
	5.2	Property Geology	12
6		DEPOSIT TYPES	13
7		MINERALIZATION	16
8		EXPLORATION	17
	8.1	Boulder and lake sediment geochemical sampling	17
	8.1.1	Lake sediment sampling results	17
	8.1.2	Boulder geochemistry results	18
	8.1.3	Geochemical sampling summary and conclusions	24
	8.2	VTEM and magnetic survey	24
	8.2.1	VTEM survey	24
	8.2.2	Magnetic survey	27
	8.2.3	Audio Magneto Telluric survey	34
9		SAMPLING METHOD AND APPROACH	45
10		SAMPLE PREPARATION, ANALYSIS AND SECURITY	45
11		DATA VERIFICATION	46
12		ADJACENT PROPERTIES	46
13		MINERAL PROCESSING AND METALLURGICAL TESTING	46
14		MINERAL RESOURCE AND RESERVES ESTIMATE	46
15		OTHER RELEVANT DATA AND INFORMATION	47
16		INTERPRETATIONS AND CONCLUSIONS	47
17		RECOMMENDATIONS	47
	17.1	ZTEM surveying	48
	17.2	Ground Geophysics	48
	17.3	Diamond drilling	48
	17.4	Budget estimate	48
	17.5	Project timing	49
18		BIBLIOGRAPHY	50
19		CERTIFICATE OF AUTHOR	52

LIST OF FIGURES
Figure 1. Hodgson Project road access and area mineral deposits	3
Figure 2. Hodgson Project claim block physiography	5
Figure 3. Hodgson Project air and ground EM conductors and historic drill holes	8
Figure 4. Hodgson Project regional TMI and area mineral occurrences	9
Figure 5. Geology of the Athabasca Basin	11
Figure 6. Unconformity-associated uranium deposit models	14
Figure 7. Hodgson Property uranium in lake sediments	19
Figure 8. Hodgson Property boulder hosted illite	20
Figure 9. Hodgson Property boulder hosted boron	21
Figure 10. Hodgson Property boulder hosted dravite	22
Figure 11. Hodgson Property boulder hosted uranium	23
Figure 12. Sandstone, unconformity and basement hosted conductors	26
Figure 13. 2006 survey VTEM target areas on channel 810 (micro-levelled)	28
Figure 14. VTEM target zone A	29
Figure 15. VTEM target zone B	30
Figure 16. VTEM target zone C	31
Figure 17. Hodgson Project TMI on GSC regional total field magnetic fabric	32
Figure 18. Hodgson Project residual magnetic field (micro levelled)	33
Figure 19. 2007 AMT survey line and station locations	35
Figure 20. Magnetic induction arrows and basement conductors	36
Figure 21. 2D inversion model profile 32H	37
Figure 22. 2D inversion model profile 24H	38
Figure 23. 2D inversion model profile 14H	39
Figure 24. 2D inversion model profile 6H	40
Figure 25. Interpreted resistivity at -100 metres a.s.l	42
Figure 26. Interpreted resistivity at -200 metres a.s.l	43
Figure 27. Interpreted resistivity at -400 metres a.s.l	44

LIST OF TABLES

Table 1. Hodgson Claim Block mineral claim tenure	2
Table 2. Assessment reports for the area now covered by the Hodgson claim block	6
Table 3. Mineral occurrences in the vicinity of the Hodgson claim block	6
Table 4. Examples of the dimensions of alteration halos surrounding uranium deposits in the eastern
Athabasca Basin	16
Table 5. Cost estimates for the recommended program	49

1

INTRODUCTION

This technical report on the Hodgson Project was prepared at the request of CanAlaska Uranium Ltd. with respect to the proposed filing of a current 43-101F1 technical report as required by securities regulators.

This report also provides a comprehensive summary of the work completed to date in the Project area and makes recommendations for future work based on the results of that work.

Information contained in this report is based on data collected by CanAlaska beginning in 2005 and continuing until present, unpublished company reports, public domain data including assessment reports filed with the Saskatchewan Ministry of Energy and Resources, the Saskatchewan Ministry of Energy and Resources website and a variety of publications.

The author has conducted exploration for unconformity associated uranium deposits in the eastern Athabasca Basin beginning in 2006 and is familiar with the geology of the area and the logistics of conducting mineral exploration in the region covering the Hodgson property.  However, at the time of the writing of this report the author has not visited the Hodgson Property, though will personally do so in conjunction with planned work in the district.

2

PROPERTY DESCRIPTION AND LOCATION

The Hodgson Project is located in Northern Saskatchewan in the eastern portion of the Athabasca Basin approximately 30 km north of the Key Lake mine and 30 km west of the Cigar Lake mine (Figure 1).  The property is located in National Topographic System (NTS) map sheets 074/I 02, 03 and 074/H 14 and is centred at approximately 105º12’W at 58ºN.

The current Hodgson Claim Block has been acquired by ground staking1 beginning in late 2004 and the property originally formed a contiguous block of seven mineral claims, totalling 24,938 hectares.  The property was reduced in early 2010 following an evaluation of the results of geophysical and geochemical surveys completed over all blocks and with recent re-staking, the claim block now consists of six claims in totalling 24,938 hectares (Table 1).

1 Ground staking consists of erecting a post at the corner of every claim block and marking the posts with the required information.  The outer boundaries of each claim block must be delineated by blazing trees, cutting underbrush, placing pickets or other approved methods.

The Hodgson Project claims are subject to the holder expending in assessment work between the 2nd and 10th year of ownership of $12.00 per hectare per year and after the 10th year of $25.00 per hectare per year.  Under the Crown Minerals Act SS 1984-85, c.C-50.2, the following exploration and development costs are acceptable as assessment work on a claim:

1.

Stripping and trenching;

2.

Drilling;

3.

Geological, geophysical and geochemical surveys;

4.

Prospecting;

5.

Necessary travelling and transportation costs, up to 10% of the cost of assessment work performed, and

6.

Any other type of work approved by the Minister.

Prior to commencing work on exploration stage projects in this area of Saskatchewan, an Aquatic Habitat Protection Permit (#SHD-07-127) and a Miscellaneous Use Permit must be obtained from the Saskatchewan Ministry of Environment.  The Miscellaneous Use Permit includes a Work Authorization, Temporary Work Camp construction authorization and a Forest Products use Permit.

A request for a project review must also be send and a permit or “Letter of Advise” obtained from the Federal Department of Fisheries and Oceans.

Table 1. Hodgson Claim Block mineral claim tenure.

Claim No	Owner	Hectares	Effective date	Good To
S-108003	CANALASKA URANIUM LTD. 100%	3,801	28-Jan-05	27-Jan-11
S-111805	CANALASKA URANIUM LTD. 100%	4,168	21-May-10	20-May-12
S-111806	CANALASKA URANIUM LTD. 100%	5,899	21-May-10	20-May-12
S-111807	CANALASKA URANIUM LTD. 100%	3,257	21-May-10	20-May-12
S-111808	CANALASKA URANIUM LTD. 100%	1,941	21-May-10	20-May-12
S-111851	CANALASKA URANIUM LTD. 100%	5,873	21-Jul-10	20-Jul-12
	Total	24,939

105°30'0"W
105°0'0"W
104°30'0"W
104°0'0"W
470000
480000
490000
500000
510000
520000
530000
540000
550000
560000
6460000
6450000
6440000
6430000
6420000
6410000
6400000
58°0'0"N
Pasfield Lake
Johnston Lake
Hodgson Lake
Waterbury Lake
Close Lake
Midwest Mine
S-111808
S-111807
S-111806
S-111851
S-111805
S-108003
Tucker Lake
Cigar Lake Mine
Sand Lake Deposit
McArthur River Mine
N
Legend
Claims
Uranium Deposits
Roads
Lakes
Rivers
NWT
AB
SK
Athabasca Basin
Hodgson Project
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Project Area Location
UTM NAD 83, Zone 13
NTS: 074H, 074I
Scale: 1: 400 000
Fig No: 1
Date: Aug 06, 2010
Drawn by: AS
Report: HDG2009-01

Figure 1. Hodgson Project road access and area mineral deposits

3

ACCESS, CLIMATE, TOPOGRAPHY AND INFRASTRUCTURE

The Hodgson property is located approximately 700 km northeast of Saskatoon and 70 km south south-east of Points North Landing.  Points North Landing is accessed by Saskatchewan Highway 905 from La Ronge and scheduled air service from Saskatoon and Prince Albert.  Points North serves as a staging area for much of the exploration in the northeast portions of the Athabasca Basin and is a base for float or ski-equipped bush planes and helicopters available for charter.

The 2006-07 exploration program conducted by CanAlaska Uranium was carried out with helicopter support, from the Halliday Lake camp located approximately 15 km SE of the project area at 57º50’N, 105º17’W.  The Halliday Lake camp was serviced by fixed wing floatplane based in Points North Landing.

The climate of the project area is continental and characterized by extremes of temperature. Sustained afternoon highs of 30º C are not uncommon during the summer months while winter temperatures may go as low as -50º C.  Ice break-up on the lakes usually occurs late in May or early June and the freeze-up is typically in October.  Line-cutting, geophysics and diamond drilling operations can be conducted year round and frozen lakes and ground stabilized by frost facilitates access to many properties during the winter months.  That said the efficiency of winter work can be compromised by extreme cold in January and February.  The summer climate is generally good for fieldwork, with ten to fifteen days of precipitation being expected during a normal field season.  One half to 1 metres of snow accumulation can be expected over course of a normal winter season.

The topography of the area is typical of the Canadian Shield in Northern Saskatchewan and is characterized by rolling and locally steep hills; and intervening lowlands, often overlain by swamp, muskeg or standing water.  Project area elevations range from 440 to 570 metres above sea level. Approximately 7% of the project area is covered by lakes, with lakes being more numerous in the southern portions of the property than the north (Figure 2).

NWT
AB
SK
Athabasca Basin
Hodgson Project
S-111808
S-111807
S-111806
S-111851
S-111805
S-108003
Nichol Lake
Hodgson Lake
Rapid River
Cushing L
Kirsch Lake
N
105°30'0"W
105°0'0"W
58°0'0"N
465000
470000
475000
480000
485000
490000
495000
500000
505000
6450000
6445000
6440000
6435000
6430000
6425000
0
2.5
5
10
Kilometres
Legend
Claim location and Number
Swamps
Lakes
Rivers
CanAlaska Uranium Ltd.
Hodgson Project
Claims Location
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 180 000
Fig No: 2
Date: Jun 2 2009
Drawn by: AS
Report: HDG2009-01

Figure 2. Hodgson Project claim block physiography

4

HISTORY

The geologic trend of the sub-Athabasca Group rocks of the project area lies directly northwest but is otherwise parallel to the of the strike of the trend defined by the McArthur, Millennium and Key Lake deposits and ground that is now covered by the Hodgson claim block has seen exploration activity in the past. This work has consisted of airborne and ground geophysical surveys and prospecting and is summarized in Table 2.

Table 2. Assessment reports for the area now covered by the Hodgson claim block.

Assessment report	Year	Work performed
74H-03	1978	Scintillometer survey, radioactive basement boulders located
74H14-0003	1978	Airborne EM, conductors defined; mostly on S-107835
74H15-NW-0041	1997	UTEM Moving Loop, conductors defined on S-107835

More comprehensive exploration programs including diamond drilling have been carried out on ground to the northeast, east and south of the project area.  This work has resulted in the discovery of a uranium deposit and three Saskatchewan Mineral Deposit Inventory showings located within a 13 km radius of the Hodgson Property (Table 3).  Figure 3 shows the location of air and ground EM conductors and diamond drill holes that have been defined by or are the result of this work.

Table 3. Mineral occurrences in the vicinity of the Hodgson claim block.

Showing/deposit name (SMDI #)	Location relative to Hodgson	Approx. depth to unconformity	Number of drill holes, best intersection or deposit dimensions
Johnston Lake (SMDI 2460)	13 km NE	610 m, -160 m a.s.l.	DDH MJ-3 intersected 0.41% U/0.3 m in pelite & MJ-08 intersected 0.21% U/1.1 m in ss. Incls up to 9.9% Ni/0.6 m 40 m below the unconformity.
Tucker/Blixrud/Close Lake Uranium Deposit (SMDI 2172)	6 km east	650 m in deposit area, 772 m, -252 m a.s.l. further west	320 m x 160 m, up to 20% unconformity associated massive pitchblende, locally high Ni, Au (3.7 g/t)
Drill Hole CLC10-76 (SMDI 2657)	11 km SE	585 m, -60 m a.s.l.	2 ddh, 1.13% Cu/0.1m (CLC10-76), 642 ppm U/1.0 m (CLC10-101), both hosted in pelite
Huard Lake U-Ni-rich lake sediment anomaly (SMDI 2050)	9 km SE	Unknown	Lake sediment sample returned 160 ppm Ni, muskeg sample returned 0.81% U.
Pitchstone Expl. Gumboot discovery	4 km NE	673 m	Best intersection 0.11% U308/4.2 m incl. 2.06% U308/0.1 m. Program ongoing as of 2010.

Not yet included in the SMDI database is a discovery by Pitchstone Exploration Ltd. centred approximately six kilometres south of the Johnston Lake showing and four kilometres northeast of the northeast corner of the Hodgson claim block.  The best intersection to date out of this occurrence is 0.11% U308/4.2 metres including 2.06% U308/0.1 metres starting at a depth 659.6 metres (Pitchstone, 2009).  This mineralization is sandstone hosted and includes nickel and cobalt values to 2.06% and 0.23% respectively, also over 0.1 metres; as well as anomalous levels of silver, bismuth, arsenic, lead, molybdenum, selenium, tellurium, vanadium, boron, gold and rare earth elements.  Further drill testing of this occurrence is planned for the summer 2010 field season (Pitchstone, 2010).

Government sponsored surveys covering the Hodgson Property area include GSC regional total field magnetic data which is shown along with some of the mineral occurrences in the area in Figure 4.  Work undertaken as part of EXTEC IV (Slimmon, 2005) has also helped define the regional geology and structure of the district, while the Quaternary geology of the area [specifically till types and ice flow indicators] are documented Open File 84-15 (Schreiner, 1984).

The Hodgson Property was acquired by CanAlaska in 2004 and 2005.  The claims were staked to cover underexplored structural and stratigraphic domains with similarities to those hosting major producing uranium deposits in the district.  The original Hodgson claim group was reduced in mid-2010 from 7 claims to the current 6 following an evaluation of the results of lake sediment and boulder sampling and helicopter borne Time Domain EM (VTEM) and Audio Magneto Telluric (AMT) surveys.

105°30'0"W
105°0'0"W
104°30'0"W
450000
460000
470000
480000
490000
500000
510000
520000
530000
540000
6460000
6450000
6440000
6430000
6420000
6410000
6400000
58°0'0"N
N
Johnston Lake Showing
Pitchstone Discovery
Tucker/Blixrud/Close Lake
Uranium Deposit
Cigar Lake Mine
Drill hole CLC10-76
(1.13% Cu/0.1 m)
Huard Lake U-Ni-rich
Lake Sediment Samples
McArthur River Mine
Legend
Claims
Uranium Mines
Mineral Deposits
Historical Drill Holes
Air Survey Conductors
Ground Survey Conductors
Lakes
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Air and Ground Survey Conductors
and Historical Drill Holes
UTM NAD 83, Zone 13
NTS: 074H, 074I
Scale: 1: 400 000
Fig No:
3
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01

Figure 3. Hodgson Project air and ground EM conductors and historic drill holes

105°30'0"W
105°0'0"W
104°30'0"W
450000
460000
470000
480000
490000
500000
510000
520000
530000
540000
6460000
6450000
6440000
6430000
6420000
6410000
6400000
58°0'0"N
N
Johnston Lake Showing
Pitchstone Discovery
Tucker/Blixrud/Close Lake
Uranium Deposit
Cigar Lake Mine
Drill hole CLC10-76
(1.13% Cu/0.1 m)
Huard Lake U-Ni-rich
Lake Sediment Samples
McArthur River Mine
0
2.5
5
10
Kilometres
Legend
Claims
Uranium Mines
Mineral Deposits
Total Magnetic Field (after GSC)
nT
-367.8
-160.5
-84.4
-26.7
34.2
94.7
182.1
385.2
CanAlaska Uranium Ltd.
Hodgson Project
Total Magnetic Field
UTM NAD 83, Zone 13
NTS: 074H, 074I
Scale: 1: 400 000
Fig No:
4
Date: Jun 15, 2009
Drawn by: AS
Report: HDG2009-01

Figure 4. Hodgson Project regional TMI and area mineral occurrences

5

GEOLOGICAL SETTING

5.1

Regional Geology Setting

The area of the Hodgson project is underlain by the Athabasca Basin, which consists of essentially flat lying un-metamorphosed sandstone, conglomerate, and siltstone of Paleo Proterozoic age that was deposited in an inland sea on basement of older Precambrian rocks.  The Basin is up to 1500 metres thick, occupies an area of about 100,000 km2 and underlies a large portion of northern Saskatchewan and a corner of north-eastern Alberta.

The Basin is comprised of the Athabasca Group which unconformable overlies a well-developed basement regolith weathered from sub-Athabasca Group basement rocks.  In the region of the Hodgson Project, these basement rocks belong to the Mudjatik and Wollaston domains of the Hearne Province and consist of Archean granitic gneiss which has itself been unconformable overlain by what is now highly metamorphosed Aphebian pelite and orthogneiss (Hoffman, 1990; Gilboy, 1983).  The inferred boundary between the Wollaston and Mudjatik Domains trends north-eastward through the Hodgson Project area (Figure 5).

Northwest Territories
RAE PROVINCE
HEARNE PROVINCE
TALTSON
PHANEROZOIC
MAGMATIC
ZONE
Nolan
Dodge
Zemlak
Train Lake
Uranium City
Beaverlodge
Maurice Bay
Athabasca
Lake
Tantato
Black Lake
BLSZ
Mudjatik
MFd
MFc
Carswell Structure
Cluff Lake
Maybelle River
Shea Creek (Anne, Colette, Kianna)
Midwest Lake
Eagle Point
McClean Lake
Rabbit Lake
Cigar Lake
West Bear
McArthur River
Millennium
Centennial
Cree Lake
Moore Lakes
Key Lake
Wollaston
Peter Lake
Reindeer Zone
Virgin
VRSZ
Alberta
Saskatchewan
100 km
Major deposit
Prospect
FORMATIONS OF THE ATHABASCA GROUP
Carswell
Douglas
Undivided
Otherside
Locker Lake
Wolverine Pt.
Lazenby Lake
Manitou Falls
Smart <> Read
Fair Point

A - Geological Map

NW
SE
McArthur River
RY
500 metres
Sea level
-500
-1000
Lake Athabasca
Fair Point Fm.
Taltson Magmatic Zone
FP
MFw
LZ
W
LL
O
D
C
Otherside - O
Locker Lake - LL
Wolverine Point - W
Lazenby Lake - LZ
Manitou Falls "d"
Manitou Falls "c"
MFw
Smart
Carswell Structure
Manitou Falls "b"
Rae Craton undivided
STZ
VR MH
MFd
MFc
MFb
RD
Read
Mudjatik Domain
Wollaston Domain
Peter L.
W
Wathaman Batholith
kilometers
0
50
Vertical Exaggeration ~100x
Hearne craton

B - Lithostratigraphic Section

CanAlaska Uranium Ltd.

Hodgson Project

Geology of Athabasca Basin

After: EXTECH IV			Fig No: 5
Date: Jun 15, 2009	Drawn by: AS	Report: HDG2009-01

Figure 5. Geology of the Athabasca Basin

5.2

Property Geology

Geologic Atlas of Saskatchewan interpreted geology indicates that Dunlop Member (MFd) sandstone of the Manitou Falls Formation underlies the Hodgson project property.  The Manitou Falls Formation has been subdivided into four members by Ramaekers et al. (2001). These are:

MFd: medium-grained, well sorted bedded and laminated sandstone hosting clay intraclasts.

MFc: moderately to poorly sorted, ripple-cross-laminated sandstone hosting 1% intraclasts-rich layers and minor pebble layers less than 2.0 cm thick.

MFb: poorly sorted, medium- to coarse-grained, pebbly sandstone hosting frequent conglomerate beds over 2 cm thick.

MFa: medium to coarse grained, poorly sorted sandstone and grit beds containing <15% conglomerate.

The Dunlop Member is bounded to the east by the Collins Member and to the west by the Lazenby Lake Formation.

The Geologic Atlas of Saskatchewan regional structural interpretations show a splay of the Tabbernor fault system striking essentially north south across the western portion of the claim group and a second Tabbernor fault splay lying within a couple of kilometres of the eastern boundary of the group.  EXTEC interpreted magnetic lineaments also suggest faults trending N-S, E-W and NE-SW occur in Mudjatik domain basement rock that lies at depth beneath the Manitou Falls Formation.

Drill holes testing the Gumboot uranium showing northeast of the project area and holes testing the conductive trend that hosts the Close Lake deposit to the south and east indicate depths to the unconformity of 664 metres in the NE to 772 metres in the south.  Based on this, depths to the unconformity in the Hodgson claim block are estimated to be between 700 and 800 metres.

Overburden in this part of the Athabasca Basin is comprised of drumlins, other forms of basal till, lag deposits, eskers, outwash, minor lacustrine and aeolian deposits and muskeg.  Overburden depths in drill holes to the NE of the project area range from 6 to 29 metres, depths east of the project vary from 19 to 44 metres and depths south of the project area range from 12 to 31 metres.

6

DEPOSIT TYPES

The Athabasca Basin, in northern Saskatchewan, is host to some of the worlds largest and highest grade uranium deposits with grades ranging form 0.3 to 15 percent U3O8 on average (Wheatley et al., 2006).  These deposits are classified as unconformity-associated and occur as pods, veins, and semi-massive replacements of pitchblende located close to the basal unconformity of the Proterozoic redbed Athabasca Basin and metamorphosed Paleo Proterozoic supracrustal and intrusive basement rocks of the Archean Hearne Craton (Jefferson et. al., 2006).  Developed in the Hearne basement rock directly beneath the unconformity is a variably preserved thickness of red hematitic, ± bleached clay-altered paleo-regolith which grades down through chlorite altered to fresh basement gneiss.  This paleo-weathering profile is likely to have been instrumental in the formation of chemical (redox) and/or physical traps for the uraniferous hydrothermal fluids from which uranium deposits have precipitated.  Most of the known deposits occur within a hundred metres of the Athabasca Basin unconformity and within 500 metres of the present-surface, making them accessible and attractive exploration targets.  Deposits in the eastern part of the Athabasca Basin in Saskatchewan accounted for all of Canada’s uranium production and for approximately 23% of the world’s total uranium production in 2007 (InfoMine).

The uranium deposits of the Athabasca basin have been subdivided into ‘simple’ dominantly basement hosted and ‘complex’ sandstone hosted types.  Both styles of mineralization are genetically associated with post Athabasca Group faults and with alteration halos consisting of clay, ± chlorite, ± dravite, ± hematite, ± silicification, ± desilicification.   However, end member styles are characterized by different mineralogy; with basement deposits having HREE /LREE ratios of greater than 1 and sandstone hosted types having HREE/LREE ratios of approximately 1 and displaying elevated values of some of Ni, Co, Pb, Cu, V, Mo, As ± Au and PGE’s respectively (Figure 6).

Basement deposits are completely or partially basement hosted, typically in graphitic gneiss and calc-silicate units and may extend several tens to up to 500 metres from the unconformity downward along faults.  Mineralization is fracture or breccia controlled and composed of often-massive veins, pods and planar replacements of fine-grained nodular pitchblende.  Typical mining grades for these deposits are 0.5 to 2% uranium.  Individual lenses of high-grade ore from these deposits range from 1 to 2 metres in thickness and 3 to 5 metres in vertical dimension (e.g. Sue C and D; Wheatley et. al., 2006) to grades in the order of 20 to 25% uranium from pods 100 metres or more in vertical extent, 90 metres in length and 50 metres in width (McArthur River deposit; Jamieson and Spross, 2000).

Generalized elements of simple and complex unconformity-associated uranium deposits in the eastern part of the Paleoproterozoic Athabasca Basin.
Thrust / Reverse Faults
Silicified
MFd
Dissolution
MFc
MFb
MFa
MFa cgl
Paleo-topog. & / or later Structural High
Paleo-valley
Paleo-proterozoic Metaquartzite
Graphitic
Silicified Zone
Metapelite
Paleoproterozoic Metasedimentary schists and gneisses
Granitic gneiss
Drumlins & drift
Paleoproterozoic (<1750 Ma) Athabasca Group: quartzarenite, mudstone and conglomerate
Unconformity
Paleo-weathering &/or alteration
Archean to Paleoproterozoic (>1750 ma) metasedimentary, meta-volcanic and meta-granitic gneisses and schists
~ 100 m
Simple Type:
- lower total REE
- HREE/LREE >1
- basement hosted
Complex Type:
- high total REE
- HREE/LREE ~1
- U, Ni, Co, Cu, As
- sandstone hosted
After Thomas et al., McGill et al., Tourigny et al., and Ruzicka

A - Unconformity uranium deposit models

A
0 m
S
0
100 m
N
Quaternary
35
Manitou
300
Falls
Formation
400
500
Grey strata
Quartz crystal zone
Perched ore
Bleached limit
Highly clay-altered
Clay cap
Unconformity ore
Regolith (red zone)
Altered Basement
Basement ore
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
B
Key Lake (drained)
Quaternary
Manitou
Falls
Formation
Alteration
Paleovalley
Reactivated basement faults
Paleoproterozoic Wollaston Supergroup metasedimentary rocks
Ore
0
100 m
C
Collins Bay
Quaternary
MF
Unconformity ore
Alteration halo
Paleoproterozoic Wollaston Supergroup paragneiss
Hanging-wall ore lenses
Ore
Archean granitoid gneiss
Collins Bay Thrust
Eagle Point Fault
0
100 m

B - Examples of three end points for morphology of unconformity associated uranium deposits and associated alteration halos

CanAlaska Uranium Ltd.

Hodgson Project

Deposit Models

After: Jefferson et. al., 2006			**Fig No:** 6
Date: Jun 15, 2009	Drawn by: AS	Report: HDG2009-01

Figure 6. Unconformity-associated uranium deposit models

Basement hosted deposits typically have narrow, inverted alteration halos along the sides of the basement structure.  Halos can grade from illite ± sudoite directly adjacent to mineralization through sudoite ± illite, to Fe-Mg chlorite ± sudoite on the outside against fresh basement rock (Quirt, 2003).  Alteration associated with basement hosted deposits may not extend a significant distance into the sandstone above the deposit, though structural disruption of overlying sandstone from faults genetically related to mineralization can be detectable in drill core.

In contrast to basement hosted deposits, sandstone hosted uranium mineralization is typically developed along the Athabasca Group unconformity, or less commonly in steeply oriented fractures above the unconformity.  Deposit morphology consists of flattened elongate to linear ore bodies often characterized by a high-grade core (1-15% U3O8) surrounded by a lower grade halo (<1% U3O8). Examples are Cigar Lake, the Deilmann and Gaertner zones at Key Lake, Collins Bay A, B, and D zones, Sue A, B, and E, the Midwest deposit, and Cluff Lake D zone (Jefferson et. al., 2006).

Dickite and minor kaolinite are the dominant clays of the regional digenetic assemblage in the eastern Athabasca Basin and against this background illite is diagnostic of hydrothermal alteration associated with sandstone hosted uranium mineralization.  Chlorite can also form a component of alteration halos and generally occurs more proximal to mineralization than illite.  Chlorite alteration typically consists of a core of Mg (-Fe) chlorite within the larger sudoite halo (i.e. the halo becomes more magnesium rich with proximity to an ore-body).  Clay altered halos typically extend well beyond the limits of actual ore bodies and can also include varying amounts of kaolin, dravite and hematite alteration along with silicification and/or desilicification (Sibbald et al., 1990 and Quirt and Wasyliuk, 2006).  Table 4 lists some examples of the dimensions of the alteration surrounding various eastern Athabasca deposits

The presence of illite and chlorite can be determined by Portable Infrared Mineral Analyser (PIMA) or Short Wave Infrared (SWIR)1 analysis and can also be calculated using K2O/Al2O3 and MgO/Al2O3 ratios respectively, as determined by normative geochemical analysis of rocks surrounding sandstone hosted deposits.  Kaolinite, and dravite are determined by PIMA analysis only (though dravite maybe visible) and hematite and silicification and desilicification are determined by core logging.

CanAlaska Uranium Ltd. is exploring for unconformity-type uranium deposits within the Athabasca Basin.  Based on the geological models for these types of deposits described above, a uranium deposit underlying the Hodgson Project area will have some of the following geological characteristics: (1) proximity to the Athabasca basement unconformity either above or below it; (2) proximity to graphitic basement rocks; (3) strong structural controls; (4) extensive envelopes of clay alteration; (5) a zone of highly fractured, possibly desilicified sandstone coincident with and/or overlying a uraniferous zone; (6) envelopes of low grade uranium and; (7) envelopes of complex mineralogy and geochemistry (Ni, ± Co, ± As, ± B, ± Cu, ± M, ± Pb, ± Zn, ± Fe, ± V, ± Y, ± Ag, and rarely Au and PGE’s).

1 Clay determination by PIMA and SWIR analysis are essentially the same. SWIR analyses a broader spectra enabling the determination of a larger mineral suite.

Table 4. Examples of the dimensions of alteration halos surrounding uranium deposits in the eastern Athabasca Basin.

Deposit name	Illite halo width	Illite halo height[1]	Scale of chlorite alteration	Halo length
Cigar Lake	175 m	500 m	100 x 30 m	2 km
McArthur River	200 m	500 m	10 x 50, locally 100 m	>1.7 km
Midwest Lake	175 m	180 m		2 km
Collins Bay A	100 m	Top of deposit essentially at basal till
West Bear	70 m	100 m		350 m
Dawn Lake 14 zone	75 m	75 m
Sue A2	10 m	20 m		100
Sue C	25 m	75 m		250
Dawn Lake 334 pod	25 m	25 m
Unconformity type U general[1]	50 m	100 m	Sudoite occurs near the unconformity and proximal to structures up to 300 metres above ore bodies.

1 In the examples given below, clay alteration extends from the deposit to the top of the sandstone column except for West Bear, Dawn Lake 14 zone and Sue A.

2Fault controlled bleaching and limonite alteration occurs on a scale of tens of metres on either side and above the deposit.

Guides to further exploration on the property include graphitic units, faults and fracture zones in the basement and low-density zones of alteration that maybe developed in sandstone.  Geochemical anomalies consisting of sandstone hosted clay and elements such as arsenic, nickel, boron, molybdenum cobalt and base metals maybe widely dispersed around uranium deposits and can also be used as vectors to potential mineralization.

7

MINERALIZATION

The Hodgson Property is an early explorations stage property and as such no drilling has been conducted on the claim block.  Mineralization encountered on the property to date consists of anomalous concentrations of illite, dravite, boron and uranium hosted in Athabasca Group sandstone as well as anomalous concentrations of uranium hosted in lake sediments.  The illite, dravite, boron and uranium mineralization is interpreted to be present as a result of type of hydrothermal alteration that is genetically related to the formation of unconformity-type uranium deposits.  The anomalous uranium detected in lake sediments may also be and indication of the proximity of such deposits.

1 Kyser (2002) pers. comm.

8

EXPLORATION

CanAlaska Uranium Ltd. conducted exploration on the Hodgson claim block during the summer field seasons of 2006 and 2007.  This work consisted of VTEM and airborne magnetic surveying in 2006, an Audio Magneto Telluric (AMT) survey in 2007 and a boulder and lake sediment sampling program that ran concurrent with the geophysical programs.

8.1

Boulder and lake sediment geochemical sampling

The 2006 and 2007 field seasons also saw the completion of a boulder and lake sediment sampling program that resulting in the collection of 1649 sandstone boulder and 277 lake sediment samples.  Together these programs resulted in systematic geochemical coverage over the entire property.  The boulder sampling program was carried out at 200 metre intervals on 600 to 800 metres spaced lines and consisted of a chip taken from each of the 10 most angular sandstone boulders located in a 10 metre radius of each station.  Lake sediment samples were collected using a torpedo type sampler launched from a float equipped helicopter.  Single samples were collected from small lakes while samples were collected on a 1 km2 grid on larger lakes.  All samples were subject to geochemical analysis and boulder samples were also analysed using a PIMA spectrometer.

8.1.1

Lake sediment sampling results

Lake sediment samples containing greater that 1 ppm uranium were returned from a broad area that encompasses approximately 2/3rds of the Hodgson property.  These results have been grouped into two zones (Figure 7).

Zone 1 is centred on the southern half the Hodgson claim block.  Numerous samples from this zone contained greater than one ppm uranium and three contained greater than 3 ppm U.  Anomalous samples were obtained from almost all of the drainages that comprise this target area.

Zone 2 is centred on Hodgson Lake located on the north-central boundary of the property.  Seven out of 12 samples collected from this lake returned greater than 1 ppm uranium and one sample returned greater than 2 ppm U.

8.1.2

Boulder geochemistry results

High illite/(illite+dickite) values indicative of hydrothermal alteration were obtained from sandstone boulders strewn throughout the Hodgson property, though most of the higher values were concentrated in the southwestern corner of the property, southwest of lake sediment sample zone 1 (Figure 8).  Anomalous values of boron, dravite and uranium also exhibit some scatter, though once again, a concentration of the best values occurs in the southwestern portions of the project area (Figure 9, Figure 10 and Figure 11).

NWT
SK
AB
Athabasca Basin
Hodgson Project
Zone I
Zone II
Nichol Lake
Hodgson Lake
Rapid River
Cushing Lake
Kirsch Lake
Legend
Lake Sediment Samples
U ppm
3 - 5
2 - 3
1 - 2
0 - 1
Claims
Lakes
N
0 2.5 5 10
Kilometres
105°30'0"W
105°20'0"W
105°10'0"W
105°0'0"W
104°50'0"W
58°0'0"N
470000 475000 480000 485000 490000 495000 500000 505000 510000
6425000 6430000 6435000 6440000 6445000 6450000
CanAlaska Uranium Ltd.
Hodgson Project
Lake Sediment Samples
Anomalous Uranium Concentration
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 180 000
Fig No: 7
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01

Figure 7. Hodgson Property uranium in lake sediments

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NWT
SK
AB
Athabasca
Basin
Hodgson
Project
Nichol Lake
Hodgson Lake
Rapid River
Cushing Lake
Kirsch Lake
N
Legend
Boulder Samples
Illite \ Illite + Dickite
0.5 - 1.0
0.4 - 0.5
0.3 - 0.4
0.2 - 0.3
0.0 - 0.2
Claims
Lakes
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Sandstone Boulders Samples
Anomalous Illite Concentration
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 180 000
Fig No: 8
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01

Figure 8. Hodgson Property boulder hosted illite

105°30'0"W
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105°10'0"W
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NWT
SK
AB
Athabasca
Basin
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Project
Nichol Lake
Hodgson Lake
Rapid River
Cushing Lake
Kirsch Lake
N
Legend
Boulder Samples
B ppm
>70
23.1 - 70.0
15.1 - 23.0
0.0 - 15.0
Claims
Lakes
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Sandstone Boulders Samples
Anomalous Boron Concentration
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 180 000
Fig No:
9
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01

Figure 9. Hodgson Property boulder hosted boron

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Hodgson Project
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Hodgson Lake
Nichol Lake
Rapid River
Cushing Lake
Kirsch Lake
0
2.5
5
10
Kilometres
Legend
Boulder Samples
Dravite
> 5 (max=15)
2 - 5
< 2
Claims
Lakes
CanAlaska Uranium Ltd.
Hodgson Project
Sandstone Boulders Samples
Anomalous Dravite Concentration
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 180 000
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01
Fig No: 10

Figure 10. Hodgson Property boulder hosted dravite

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NWT
SK
AB
Athabasca
Basin
Hodgson
Project
N
Nichol Lake
Hodgson Lake
Rapid River
Cushing Lake
Kirsch Lake
Rapid River
Legend
Boulder Samples
U ppm
0.7 - 2.9
0.5 - 0.7
< 0.5
Claims
Lakes
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Sandstone Boulders Samples
Anomalous Uranium Concentration
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 180 000
Date: Jun 16, 2009
Drawn by: AS
Report: HDG2009-01
Fig No:
11

Figure 11. Hodgson Property boulder hosted uranium

8.1.3

Geochemical sampling summary and conclusions

Lake sediment sampling in the Hodgson Project area has returned an anomalously high number of samples showing greater than 1 ppm uranium and clusters of drainages hosting anomalous samples occur in at least two zones that combined cover at least half of the property.  PIMA analysis of sandstone chips collected from boulders has returned high illite/ (illite+dickite) ratios and geochemical analysis of similar boulders has returned anomalous boron from boulders that lie throughout the project area; though the highest concentration of anomalies is in the southwest of the property.  Dravite and uranium anomalies are all contained in a more discreet zone located in the southwest portion of the claim block.  Lake sediment and boulder hosted geochemical anomalies are also broadly correlateable with magnetic lows which likely indicate the presence of Aphebian metasedimentary rocks at depth beneath the Athabasca Group unconformity.

Specifically, high values for the pathfinder minerals, elements and clays, on the Hodgson property all occur in a coincidental (10 kilometre diameter) cluster.  Lake sediment samples collected in the immediate area of these geochemical anomalies generally did not return anomalous values; however a widespread distribution of uranium anomalies was detected in drainages directly north and up ice to the northeast of the boulder hosted anomalies.  Collectively, the geochemistry of the boulder anomalies is consistent with the presence of hydrothermal alteration of the type genetically related to unconformity hosted uranium mineralization.

8.2

 VTEM and magnetic survey

A VTEM and magnetic survey was commissioned by CanAlaska Uranium Ltd. and carried out over the Hodgson Project claim block between May 27th and June 8th, 2006 by Geotech Ltd. of Aurora Ontario (Zuh, 2006).  In total, the survey covered 477.5 km2 at a line spacing of 400 metres and a tie line spacing of 4000 metres.  A total of 1325.4 line kilometres were flown at a flight direction of N 145º E for lines and N 55º E for tie lines.  Processing, analysis and interpretation of the electromagnetic (EM) and magnetic data was undertaken by Condor Consulting Inc. of Lakewood Colorado and a number of targets deemed worthy of follow-up were developed (Irving, 2006).

8.2.1

VTEM survey

Three styles of conductors were recognized from the VTEM data (Irving, 2006).

1.

Intra-sandstone conductors lie above the Athabasca Group unconformity and are normally flat lying.  They are interpreted to originate from thin water saturated clay seams hosted within Athabasca Group clastic rocks that could be expected to show up as conductive zone(s) within that highly resistive sandstone dominated sequence (Figure 12A.).

2.

Unconformity related conductors are interpreted to straddle the unconformity though uncertainty over the exact depth of that feature means these conductors could lie on either side of it.  Like intra-sandstone conductors, unconformity related conductors are predicted to be flat lying.  These conductors could be the EM signature of water saturated massive clay alteration genetically related to uranium deposition and developed in stratigraphy lying above or sitting astride the unconformity.  These conductors could also being detecting a well developed, clay rich paleo-weathering profile developed below the unconformity (Figure 12B).

3.

Basement conductors are interpreted to lie below the predicted unconformity depth though the tops of these conductors may extend to the unconformity.  Basement conductors are most likely to be the EM signature of graphitic units comprising a portion of the basement section.  Such conductors are usually moderately to steeply dipping (Figure 12C).

Line L5620 >>> Layered Earth Inversion
Elev m
Predicted Unconformity
ohm-m

A - Example of a sandstone hosted conductor from line 5620

Line L5400 >>> Layered Earth Inversion
Elev m
Predicted Unconformity
ohm-m

B - Example of unconformity related conductor from line 5400

Line L5605 >>> Layered Earth Inversion
Elev m
Predicted Unconformity
ohm-m

C - Example of a basement hosted conductor from line 5605

CanAlaska Uranium Ltd.

Hodgson Project

Interpreted Conductors

Condor Consulting Inc.: Report on Hodgson VTEM Survey			Fig No: 12
Date: Jun 18, 2009	Drawn by: AS	Report: HDG2009-01

Figure 12. Sandstone, unconformity and basement hosted conductors.

Irving (2006) examined the “processing outcomes” from the VTEM survey and selected three target zones that now lie in or near the current Hodgson claim block.  All of these target zones broadly correlate with magnetic lows indicating that Aphebian metasedimentary rocks are the likely host for the anomalies.  Figure 13shows the micro-levelled 810 channel VTEM data for the property and the location of the three target zones that are spatially associated with geochemical anomalies detected in the southwest portion of the claim block.

Target zone A consists of wide (up to 3 km) moderate to weak unconformity-related conductors displaying a southwest to northeast strike length of over 6 km.  Figure 14 shows one example of these conductors as delineated on line 6090.  At this locality, peak AdTau is approximately 1.2 ms, the predicted depth to the unconformity is 880 metres and the magnetic gradient is transitioning from high to the south to low to the north of the conductor trend.  The bulk of the conductor shown in Figure 14 is also off the Hodgson claim block, but the trend of the conductor lies inside CanAlaska ground beginning just northeast of this section.

Target zone B correlates with a magnetic high and consists of three spatially separated (and possibly unrelated) unconformity associated conductors with a relatively weak peak AdTau of 0.8 ms (Figure 15).  The predicted depth to the unconformity is 880 metres and only the southern half of this zone lies on the Hodgson claim block.

Target zone C comprises an almost 2000 metres wide, up to moderate strength two line conductor and two weak single line conductors, the latter separated from the former by 2500 metres (Figure 16).  Peak AdTau is approximately 0.7 ms, the conductor broadly correlates with a weak magnetic low and predicted depth to the unconformity is approximately 830 metres.

8.2.2

Magnetic survey

Figure 17 shows the results from the 2006 airborne magnetic survey superimposed on GSC regional total field magnetic data and Figure 18 shows the property scale micro-levelled residual magnetic field.  Generally the magnetic fabric underlying the property strikes NE – SW, however, there are numerous indications of regional scale cross structures, particularly oriented east-northeast-west-south west to northwest-southeast.  In addition, the pattern of the highs and lows produced from this data suggests the Mudjatik Domain underlying the property includes Archean granitoids and Aphebian metasediments in approximately equal proportions.

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Athabasca Basin
Hodgson Project
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Rapid River
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Kirsch Lake
A
B
C
0
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5
10
Kilometres
Legend
Claims
VTEM Target Areas
Lakes
pT/Am4
-0.0003
0.0001
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0.0012
0.0017
0.0027

CanAlaska Uranium Ltd.

Hodgson Project

VTEM Target Areas

(on 810 channel microleveled)

UTM NAD 83, Zone 13	NTS: 74 I 02/03, 74 H 14	Scale: 1: 200 000	Fig No: 13
Date: Jun 19, 2009	Drawn by: AS	Report: HDG2009-01

Figure 13. 2006 survey VTEM target areas on channel 810 (micro-levelled)

S-1080
S-108003
A
58°
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6010
6020
6030
6040
6050
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TMI
Line L6090 <<< VTEM Ch 3-29
pV/Am^4
0.01
0
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Line L6090 <<< LEI CDS
Elev m
Claim boundary
ohm-m
5000
4000
3000
2000
1000
900
800
700
600
500
400
Example Line 6090

VTEM target zone A, as delineated on line 6090

CanAlaska Uranium Ltd.

Hodgson Project

VTEM Target Zone A

Line 6090

Condor Consulting Inc.: Report on Hodgson VTEM Survey			Fig No: 14
Date: Jun 19, 2009	Drawn by: AS	Report: HDG2009-01

Figure 14. VTEM target zone A.

5800
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AdTau
B
S-108004
TMI
Line L5850 <<< VTEM Ch 3-29
pV/Am^4
0.01
0
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476000
476500
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Line L5850 >>> LEI CDS
Claim boundary
Elev m
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200
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-400
-600
-800
-1000
475500
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476500
477000
5000
4000
3000
2000
1000
ohm-m
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400
Example Line 5850

VTEM target zone B, as delineated on line 5850

CanAlaska Uranium Ltd.

Hodgson Project

VTEM Target Zone B

Line 5850

Condor Consulting Inc.: Report on Hodgson VTEM Survey			Fig No: 15
Date: Jun 19, 2009	Drawn by: AS	Report: HDG2009-01

Figure 15. VTEM target zone B.

S-108004
C
S-107
S-108003
AdTau
S-108004
C
S-107
S-108003
TMI
Line L5790 <<< VTEM Ch 3-29
pV/Am^4
481000
481500
482000
482500
Line L5790 >>> LEI CDS
Elev m
ohm-m
481000
481500
482000
482500
Example Line 5790

VTEM target zonec, as delineated on line 5790

CanAlaska Uranium Ltd.

Hodgson Project

VTEM Target Zone C

Line 5790

Condor Consulting Inc.: Report on Hodgson VTEM Survey			Fig No: 16
Date: Jun 19, 2009	Drawn by: AS	Report: HDG2009-01

Figure 16. VTEM target zone C.

-105°50'
-105°40'
-105°30'
-105°20'
-105°10'
-105°
-104°50'
-104°40'
-104°30'
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Magnetic Lineaments
Hodgson VTEM survey
Cigar Lake
McArthur River
10000
0
10000
metres
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CanAlaska Uranium Ltd.

Hodgson Project

TMI Magnetic Image Superimposed on GSC Regional Magnetic

Condor Consulting Inc.: Report on Hodgson VTEM Survey			Fig No: 17
Date: Jun 22, 2009	Drawn by: AS	Report: HDG2009-01

Figure 17. Hodgson Project TMI on GSC regional total field magnetic fabric.

NWT
SK
AB
Athabasca Basin
Hodgson Project
N
Legend
Claims
Lakes
Residual Magnetic Field:
nT
-367.8 -160.5 -84.4 -26.7 34.2 94.7 182.1 385.2
0 2.5 5 10
Kilometres
105°30'0"W
105°20'0"W
105°10'0"W
105°0'0"W
104°50'0"W
58°0'0"N
465000 470000 475000 480000 485000 490000 495000 500000 505000 510000
6420000 6425000 6430000 6435000 6440000 6445000 6450000
CanAlaska Uranium Ltd.
Hodgson Project
Residual Magnetic Field (Micro Leveled)
UTM NAD 83, Zone 13
NTS: 74 I 02/03, 74 H 14
Scale: 1: 200 000
Fig No: 18
Date: Jun 22, 2009
Drawn by: AS
Report: HDG2009-01

Figure 18. Hodgson Project residual magnetic field (micro levelled).

8.2.3

Audio Magneto Telluric survey

During the summer of 2007, CanAlaska Uranium Ltd. contracted Geosystem Canada Inc. of Ottawa Ontario to carry out a reconnaissance scale Audio Magneto Telluric survey over parts of the property (Geosystem, 2008).  This survey consisted of 405 AMT soundings carried out along 33 profiles oriented perpendicular to the regional geologic trend and targeted at zones of high conductivity and low magnetic response that were defined by the 2006 VTEM survey (Figure 19).  Line and station spacing were 800 and 400 metres respectively.

The AMT survey outlined a number of southwest to northeast trending basement conductors.  Figure 20 shows a plot of the magnetic induction vectors calculated from the vertical and horizontal magnetic fields detected at each AMT station.  Arrows in this plot point towards conductors and the survey is most sensitive to long thin conductors.  The interpreted axis of the conductors is indicated with a red line.

Magnetic induction vectors show a conductive trend that runs parallel to the length of the property.  Structural complexity, which can be genetically related to the formation of uranium deposits, is indicated near the southwest end of the property where the conductive trend appears to bifurcate, producing two anomalies somewhat oblique to one another.  Complexity is also indicated in the northeast corner of the project area where a conductor has been interpreted to strike NW – SE, which is perpendicular to the main trend; though increasing the survey station density in this area would be required to confirm this orientation.  In addition, magnetic induction arrows in areas marked A, and B appear to indicate conductors that are potentially parallel to the main conductive trend while induction arrows in areas C and D appear to indicate a continuation of conductors off the surveyed grids (Figure 20).  Potential conductors in areas A, B and D also lie off the current claim block.

2D inversion model profiles constructed from the AMT data from lines 32H, 24H, 14H and 6H (Figure 21, Figure 22, Figure 23, and Figure 24) show two or in the case of line 14H potentially three zones of low resistivity.  These zones appear to be parallel to the main conductive trends defined in Figure 20; though better definition of these zones would be obtained by increasing the density of the survey stations and filling in the gaps in the survey grid in these areas.   Magnetic induction arrows shown in Figure 20 tend to highlight the strongest conductive trend interpreted from the 2D inversion model profiles though an exception to this occurs in area D.  Here two conductive trends are shown; the weaker of which (marked W in Figure 24) trends off the Hodgson claim block.

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NWT
AB
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Basin
SK
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Project
N
S-111808
S-111807
S-111806
S-111805
S-111851
S-108003
Nichol Lake
Hodgson Lake
Rapid River
Kirsch Lake
Cushing L
Legend
AMT Stations
ATM Survey Lines
Claim location and Number
Lakes
Rivers
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
AMT Survey Lines
and Station Location
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 180 000
Fig No:
19
Date: Jun 2 2009
Drawn by: AS
Report: HDG2009-01

Figure 19. 2007 AMT survey line and station locations.

105°30'0"W
105°0'0"W
470000
475000
480000
485000
490000
495000
500000
505000
6445000
6440000
6435000
6430000
6425000
58°0'0"N
NWT
AB
SK
Athabasca
Basin
Hodgson
Project
N
S-111808
S-111807
Short Conductor
A
S-111806
Linear Conductors
C
B
S-111851
S-111805
S-108003
D
0
1.25
2.5
5
Kilometres
Legend
Claim location and Number
Magnetic Induction Arrow
Axis of Basement Conductors
CanAlaska Uranium Ltd.
Hodgson Project
Magnetic Induction Arrows
Axis of Basement Conductors
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 150 000
Fig No: 20
Date: Jun 25, 2009
Drawn by: AS
Report: HDG2009-01

Figure 20. Magnetic induction arrows and basement conductors.

32H37
32H33
32H29
32H25
32H21
32H17
32H13
32H09
32H05
32H01
Claim boundary
Conductive trends from magnetic induction arrows
Depth (m)
1000
750
500
250
0
-250
-500
-750
-1000
-1250
-1500
-1750
-2000
-2250
-2500
0
1000
2000
3000
4000
Distance (m)
Horizontal Scale 1 : 25000
Vertical Scale 1 : 25000
Vertical Exaggeration = 1
N
32H
Ohm.m
8192
4096
2048
1024
512
256
128
64
32
16
8
4
CanAlaska Uranium Ltd.
Hodgson Project
2D Inversion Model
Profile 32H (Area A)
GEOSYSTEM CANADA INC: Audio-Magnetotelluric Survey Report
Date: Jun 25, 2009
Drawn by: AS
Report: HDG2009-01
Fig No: 21

Figure 21. 2D inversion model profile 32H.

Conductive trends from magnetic induction arrows
Claim boundary
24H53
24H49
24H45
24H41
24H37
24H33
24H29
24H25
24H21
24H17
24H13
24H09
24H05
24H01
Depth (m)
Distance (m)
1000
750
500
250
0
-250
-500
-750
-1000
-1250
-1500
-1750
-2000
-2250
-2500
0
1000
2000
3000
4000
5000
6000
Ohm.m
8192
4096
2048
1024
512
256
128
64
32
16
8
4
24H

Horizontal Scale 1 : 25000

Vertical Scale 1 : 25000

Vertical Exaggeration = 1

CanAlaska Uranium Ltd.

Hodgson Project

2D Inversion Model
Profile 24H (Area B)

GEOSYSTEM CANADA INC: Audio-Magnetotelluric Survey Report			Fig No: 22
Date : Jun 25, 2009	Drawn by: AS	Report: HDG 2009-01

Figure 22. 2D inversion model profile 24H.

Conductive trends from magnetic induction arrows
14H45
14H49
14H37
14H33
14H29
14H25
14H21
14H17
14H13
14H09
14H05
14H01
Depth (m)
1000
750
500
250
0
-250
-500
-750
-1000
-1250
-1500
-1750
-2000
-2250
-2500
1000
2000
3000
4000
Distance (m)
Ohm.m
8192
4096
2048
1024
512
256
128
64
32
16
8
4
N
14H

Horizontal Scale 1 : 25000
Vertical Scale 1 : 25000
Vertical Exaggeration = 1

CanAlaska Uranium Ltd.

Hodgson Project

2D Inversion Model
Profile 14H (Area C)

GEOSYSTEM CANADA INC: Audio-Magnetotelluric Survey Report			Fig No: 23
Date: Jun 25, 2009	Drawn by: AS	Report: HDG 2009-01

Figure 23. 2D inversion model profile 14H.

06H01
06H05
06H09
06H13
06H17
06H21
06H25
06H29
06H33
06H37
06H41
06H45
06H49
06H53
06H57
06H61
Conductive trends from magnetic induction arrows
W
Depth (m)
1000
750
500
250
0
-250
-500
-750
-1000
-1250
-1500
-1750
-2000
-2250
-2500
0
1000
2000
3000
4000
5000
6000
Distance (m)
Ohm.m
8192
4096
2048
1024
512
256
128
64
32
16
8
4
N
6
Horizontal Scale 1 : 25000
Vertical Scale 1 : 25000
Vertical Exaggeration = 1
W = Weaker

CanAlaska Uranium Ltd.

Hodgson Project

2D Inversion Model
Profile 6H (Area D)

GEOSYSTEM CANADA INC: Audio-Magnetotelluric Survey Report			**Fig No: 24**
Date: Jun 25, 2009	Drawn by: AS	Report: HDG2009-01

Figure 24. 2D inversion model profile 6H.

Figure 25, Figure 26 and Figure 27 show resistivity depth slices at -100, -200 and -400 metres above sea level (a.s.l.) from a resistivity-depth model created using 3D inversion of the Hodgson AMT data.  Slices at these depths best exemplify anomalies that maybe spatially associated with the Athabasca Group unconformity; which is hypothesized to occur at -200 metres a.s.l. (700 metres below surface) from this model.  Depth slices are created using 3D modelling as that method is most effective at interpolating at depth with widely spaced data points.

Similar to the interpreted basement conductors shown in Figure 20, low resistivity anomalies are shown trending the length of the property and trending off of the surveyed area in a number of localities.  Like the conductors, the anomalies are basement hosted, except perhaps for a low resistivity anomaly in the southwest corner of the -100 a.s.l. metre depth slice and which appears lower than resistivity shown in the equivalent area of the -200 metre a.s.l. slice.  The -100 metre slice is interpreted to be through sandstone of the Athabasca Group, while the -200 metre slice is interpreted to be near the unconformity at the base of the Athabasca Basin.  Low resistivity detected in the -100 metre depth slice maybe indicative of alteration that extends up into the sandstone column from uranium mineralization hosted near the unconformity.

105°30'0"W
105°0'0"W
465000
470000
475000
480000
485000
490000
495000
500000
505000
6450000
6445000
6440000
6435000
6430000
6425000
58°0'0"N
NWT
AB
SK
Athabasca
Basin
Hodgson
Project
N
Legend
AMT Stations
Claim location and Number
Lakes
Resistivity
ohm.m
4 6 10 20 40 100 252 633 1592 6339
CanAlaska Uranium Ltd.
Hodgson Project
Interpreted Resistivity
(-100 m a.s.l.)
0 2.5 5 10
Kilometres
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 180 000
Fig No:
25
Date: Sep 2 2010
Drawn by: AS
Report: HDG2009-01

Figure 25. Interpreted resistivity at -100 metres a.s.l.

105°30'0"W
105°0'0"W
465000
470000
475000
480000
485000
490000
495000
500000
505000
6450000
6445000
6440000
6435000
6430000
6425000
58°0'0"N
NWT
AB
SK
Athabasca
Basin
Hodgson
Project
N
Legend
AMT Stations
Claim location and Number
Lakes
Resistivity
ohm.m
4 6 10 20 40 100 252 633 1592 6339
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Interpreted Resistivity
(-200 m a.s.l.)
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 180 000
Fig No:
26
Date: Sep 2 2010
Drawn by: AS
Report: HDG2009-01

Figure 26. Interpreted resistivity at -200 metres a.s.l.

105°30'0"W
105°0'0"W
465000
470000
475000
480000
485000
490000
495000
500000
505000
6450000
6445000
6440000
6435000
6430000
6425000
58°0'0"N
NWT
AB
SK
Athabasca Basin
Hodgson Project
N
Legend
AMT Stations
Claim location and Number
Lakes
Resistivity
ohm.m
4 6 10 20 40 100 252 633 1592 6339
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Hodgson Project
Interpreted Resistivity
(-400 m a.s.l.)
UTM NAD 83, Zone 13
NTS: 074H14, 074I02-03
Scale: 1: 180 000
Fig No: 27
Date: Sep 2 2010
Drawn by: AS
Report: HDG2009-01

Figure 27. Interpreted resistivity at -400 metres a.s.l.

9

SAMPLING METHOD AND APPROACH

Samples collected from Athabasca Group sandstone boulders consisted of a chip taken from each of the 10 most angular sandstone boulders located in a 10 metre radius of each station.  Efforts were made to avoid sampling conglomeratic lithologies; such lithologies in the Athabasca Basin being known to host [trace amounts of] uranium, thorium and base metal mineralization that maybe unrelated the formation of uranium deposits.  The GPS coordinates, area landform, drift type, boulder density, maximum and minimum boulder size, boulder angularity, basement lithology percentage, date and sampler was also recorded for each sample site.

Analysis of the boulder samples proceeded in two phases; the first being the determination of the clay mineralogy and the second being geochemical analysis. Each chip of the approximately 10 sandstone pieces that comprise a boulder sample were scanned using a TerraSpec TSP 350 infrared spectrometer and the proportion of each clay species [kaolinite, dickite, illite, and chlorite] and dravite was determined using Ausspec’s TSG programme and checked by visual examination of each spectrum by a trained geologist. The spectra determined results were then averaged for the each sample site and expressed as a percentage of total clay and dravite and recorded in a database.

Lake sediment samples were collected using a torpedo type sampler launched from a float equipped helicopter.  Single samples were collected from small lakes while samples were collected on a 1 kilometre2 grid on larger lakes.  The samples were then dried, packaged and sent for analysis to ACME Laboratories in Vancouver.

10

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples from the 2006-2007 program were sent to ACME Analytical Laboratories of Vancouver BC for analysis by group 1DX (ICP analysis after partial digestion) with boron analysis by Na2O2 fusion.

The analytical results from the geochemical programs run on the Hodgson Project were subject to a quality control/quality assurance protocol put in place by ACME Laboratories and an in-house QA/QC procedure put in place by CanAlaska Uranium Ltd.  A report detailing CanAlaska’s QA/QC procedures and all other aspects of their exploration program on the Hodgson Property is detailed in Shirmohammad, et. al. (2008).

Acme Analytical Laboratories is an International Standards Organization 9001 certified laboratory and has been found by the Standards Council of Canada to confirm with the requirements of ISO/IEC1 17025 - General Requirements for the Competence of Mineral Testing and Calibration Laboratories; and is therefore recognized as an accredited Testing Laboratory.

11

DATA VERIFICATION

The 2007 and 2008 exploration programmes consisting of geochemical sampling and geophysical surveying were conducted or commissioned by CanAlaska Uranium Ltd., and were carried out under the direction of Dr. Karl Schimann, P.Geo.  Geochemical analysis was undertaken at ACME Analytical Laboratories in Vancouver BC which is an ISO/IEC 17025:2005 Standards Council of Canada accredited Geoanalytical Laboratory.  Geophysical surveys were undertaken by Geotech Ltd. of Aurora, Ontario, Geosystem Canada Inc., of Ottawa Ontario; both well established geophysical companies and all quality checks and interpretation of geophysical data was undertaken experienced geophysicists whom are independent of CanAlaska Uranium Ltd.

12

ADJACENT PROPERTIES

The only property directly adjacent to the Hodgson Claim Block that hosts a known mineral occurrence is the Gumboot Property owned by Pitchstone Exploration Ltd.  Mineralization intersected on the property includes 0.66% U3O8, 11.10% Ni and 0.57% Co over 0.3 metres; 2.06% U3O8, 1.15% Ni and 0.23% Co over 0.1 metres; and 1.04% Ni, 0.15% Co and 0.01% U3O8 over 14.1 metres.  Further drill testing of the Gum Boot Property is planned for the summer 2010 field season (Pitchstone, 2010).

Other uranium occurrences lying between four and 13 kilometres of the Hodgson Claim Block are the Johnston Lake occurrence, Drill Hole CLC10-76, the Huard Lake U-Ni-rich lake sediment anomaly and the Tucker/Blixrud/Close Lake Uranium Deposit.  Particulars on these occurrences are listed in Table 3.

13

MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing nor metallurgical testing were performed during the preparation of this report.

14

MINERAL RESOURCE AND RESERVES ESTIMATE

The Hodgson Property does not contain any know mineral resources or reserves.

1 IEC is an acronym for the International Electrotechnical Commission.

15

OTHER RELEVANT DATA AND INFORMATION

It is the authors’ opinion that there is no additional information or explanation necessary to make this technical report understandable and not misleading.

16

INTERPRETATIONS AND CONCLUSIONS

Geochemical sampling on the Hodgson Property has detected anomalous lake sediment hosted uranium from watersheds that cover a broad portion of the property; while sandstone boulder sampling has returned a discrete multi-element geochemical anomaly consistent with hydrothermal alteration of the type that can be genetically associated with Athabasca Basin hosted uranium deposits.

The airborne VTEM and magnetic surveys defined a conductive zone and a coinciding magnetic low that strike the entire NE-SW axis of the property; while the ground based AMT survey, albeit of a reconnaissance nature, confirms the presence of basement conductors within this zone.  Both the magnetic and conductivity trends are segmented by what appear to be EW striking structures.

The VTEM and AMT anomalies and the coinciding magnetic low are interpreted to be the geophysical expression of graphitic conductors hosted within Aphebian metasedimentary basin fill; while the flanking magnetic highs that lie just outside the claim boundaries are interpreted to be the expression of Archean granitic rocks. These property scale features are typical of the setting for most Athabasca Basin uranium deposits.  Structural complexity as indicated by segmented conductors and diversely oriented magnetic lineaments are also a feature the Hodgson Project locale has in common with areas hosting Athabasca Basin unconformity associated uranium deposits.

Thus it is concluded that the Hodgson Project area contains the essential ingredients to host an economic unconformity related uranium deposit.

17

RECOMMENDATIONS

To explore for an unconformity related uranium deposit on the Hodgson property, a program of ZTEM, IP-Resistivity surveying and Time Domain EM (TDEM) followed by diamond drilling is recommended.

17.1

ZTEM surveying

Despite reconnaissance nature of the AMT survey, it was particularly successful in delineating basement conductors, though uncertainty over the exact orientation and number of conductors remains.  Given the effectiveness of the AMT method, it is recommended that a ZTEM survey be flown at 400 metre spacing over the entire Hodgson property as a cost effective way of more accurately delineating conductor trends.  Data from the combined ZTEM and AMT surveys can then be used to orient follow-up ground surveys

17.2

Ground Geophysics

Alteration genetically related to unconformity associated uranium deposits has been documented extending from such deposits into overlying Athabasca Group strata.  This alteration can consist of silicification or clay emplacement in and/or desilicification of the sandstone column and this alteration is detectable by IP-Resistivity methods.  Five hundred line kilometres of IP-Resistivity surveying designed to detect alteration cells along conductors defined by airborne EM methods are proposed.

To assist in drill hole planning, 60 line kilometres of TDEM surveying designed to precisely define the position and orientation of airborne EM conductors targeted for drilling is also recommended.

17.3

Diamond drilling

Following the ZTEM program, and ongoing with all but the first stages of ground geophysics, testing of anomalies by up to 30 drill holes is recommended. The depth to unconformity is estimated to be between 700 to 800 metres and an average drill hole length of 875 metres is used for budgeting.

17.4

Budget estimate:

The estimated cost for carrying out the proposed exploration program on the Hodgson Property is $15.9 million and Table 5 contains a breakdown of these expenses.

Table . Cost estimates for the recommended program.

Category	%	Amount
Airborne geophysics (ZTEM) 1100 km	3	$300,000
Ground geophysics (including camp and line-cutting)
TDEM; 60 line km @ $9000	5	$540,000
DC resistivity 500 km @ $5000	18	$2,500,000
Drilling, (30 DDH × 875 m/hole = 26,250 metres @ $400/m).	75	$10,500,000
Sub-Total	100%	$13,840,000
Contingency	15%	$2,076,000
TOTAL		$15,916,000

17.5

Project timing

The above programme should proceed over a period of four to five years. The ZTEM survey relies on natural sources of transmitted energy (lightning) and best results are obtained during the summer months; IP-Resistivity surveys are best conducted in the spring or autumn when there is sufficient moisture in the overburden to provide good contact between the electrodes and the ground; while TDEM surveys are conducted most efficiently during the winter, when ice makes easy access to muskeg and lakes. Drilling can be carried out year-round.

Consequently the recommended programme would start with the ZTEM survey in early summer of year one; followed by IP-resistivity surveying in the autumn of that same year and late winter and spring of the second year.  TDEM surveys can be conducted over the winter of years two and three with initial drilling proceeding during the winter/early spring of year three. Continued geophysics and drilling would then take place through years four and five.

18

BIBLIOGRAPHY

Geosystem Canada Inc. (2008).  Final Report Audio-Magnetotelluric Survey, Hodgson Project, Saskatchewan, for CanAlaska Uranium Ltd., April 2008.

Gilboy, C.F. (1983). Geology of the Sub-Athabasca Basement, Pasfield Lake Area (74 I); in Summary of Investigations 1983: Saskatchewan Geological Survey, Sask. Department of Mineral Resources, Misc. Rep. 83-4, 148p. Quaternary Geology of the Pasfield Lake Area (74-I), Open File 84-15 (1984).

Hoffman, P. (1990). Subdivision of the Churchill Province and extent of the Trans-Hudson Orogen; in The Early Proterozoic Trans-Hudson Orogen of North America, J.F. Lewry and M.R. Stauffer (eds.): Geological Society of Canada, Special Paper 37, pp.15-40.

Infomine: http://www.infomine.com/commodities/uranium.asp

Irving, R., (2006). Report on the Processing and Analysis of a VTEM & Magnetic Survey Hodgson Area, Athabasca Basin, Saskatchewan for CanAlaska Uranium Ltd., September, 2006.

Jamieson, B.W., and Spross, J., (2000).  The Exploration and Development of the High Grade McArthur River Uranium Orebody, Fachaufsatze, Erzmetall: Gesellschaft für Bergbau, Metallurgie, Rohstoff- und Umwelttechnik (GDMB), H14503, No. 7/8, p. 457-469.

Jefferson, C.W. and Delaney, G. (editors) (2007): EXTEC IV: Geology and Uranium EXploration TECHnology of the Proterozoic Athabasca Basin, Saskatatchewan, and Alberta; Geological Survey of Canada Bulletin 588, Saskatchewan Geological Society Special Publication 18 and Mineral Deposits Division (GAC) Special Publication 4, 644p.

Pitchstone Exploration Ltd (2009).  http://www.pitchstone.net/news_2009/news_20090421.html

Pitchstone Exploration Ltd (2010). http://www.pitchstone.net/news_2010/news_20100615.html

Quirt, D., H., (2003).  Athabasca unconformity-type uranium deposits: one deposit type with many variations: Uranium Geochemistry 2003, International Conference, Nancy, France, April 13-16 2003, Proceedings, p. 309-312.

Quirt, D., and Wasyliuk, K., (2006): Mineralogical Methods for Uranium Mineralization in the Athabasca Basin; (slide 43 and 53).  CIM 2006 Field Conference September 2006.

Ramaekers, P., Yeo, G., and Jefferson, C.W. (2001): Preliminary overview of regional stratigraphy in the Late Paleo Proterozoic Athabasca Basin, Saskatchewan and Alberta; in Summary of Investigations 2001, Volume 2: Saskatchewan Geological Survey, Sask. Energy Mines, Misc. Rep. 2001-4.2, p. 240-251.

Schreiner, B.T. (1984), Open File 84-15; Quaternary Geology of the Precambrian Shield (Pasfield Lake Area, NTS 74I), Saskatchewan.

Shirmohammad, F., Schimann, K., and Alizadeh, A.H., (2008).  Report on 2007 Geochemistry on the Hodgson Project, Saskatchewan; Report # DG2008-02, for CanAlaska Uranium Ltd. Vancouver, BC

Sibbald, T.I.I. (1985): Geology and genesis of the Athabasca Basin uranium deposits, in R. Macdonald, T.I.I. Sibbald and D.F. Paterson, eds., Summary of Investigations, 1985, Saskatchewan Geological Survey: Saskatchewan Energy and Mines Miscellaneous Report 85 – 4, p. 153 – 156.

Slimmon, W. L. (2005): EXTEC IV, Geologic Atlas of Saskatchewan:  http://www.infomaps.gov.sk.ca/website/SIR_Geological_Atlas/viewer.htm

Tourigny, G., Wilson, G., Breton, G., and Portella, P., (2002). Geology of the Sue C uranium deposit, McClean Lake area, northern Saskatchewan, in N. Andrade, G.B., C.W. Jefferson, D.J. Thomas, G. Tourigny, S. Wilson and G.M. Yeo, ed., Trip A1: The Eastern Athabasca Basin and Its Uranium Deposits. Field Trip Guidebook, Geological Association of Canada - Mineralogical Association of Canada, p. 35-51.

Wheatley, K., Williamson, A., Wilson, S., Tourigny, G., and Breton, G., (2006): Geology of the McClean-Sue Deposits, Areva Resources Canada Ltd., short course presentation.

Zhu, J., (2006).  Report on a Helicopter –Borne Time Domain Electromagnetic Geophysical Survey on the Hodgson Project, Athabasca Basin, Northern Saskatchewan, Canada, for CanAlaska Ventures Ltd. by Geotech Ltd.

Aurora, Ontario.

19 CERTIFICATE OF AUTHOR

I, Peter Daubeny, P.Geo., a self-employed geological consultant residing at suite 402-1245 Nicola Street, V6G 2E7 do hereby certify that:

1. I graduated with a M.Sc. in mineral exploration from Queens University in Kingston, Ontario (2002) and with a B.Sc. in geology from the University of British Columbia (1994).
2. I have been employed in the geoscience industry intermittently since 1980 and continuously since graduation in 1994.
3. I have worked for both senior and junior mining companies and have taken part in the exploration for gold, base metals and diamonds in North and Central America, the Caribbean and eastern Russia.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I personally prepared, or supervised the preparation of all sections of this Technical Report entitled Technical Report for the Hodgson Project, Saskatchewan; for Can Alaska Uranium Ltd. dated September 17th, 2010. At the time of the writing of this report I have not visited the Hodgson Property, though will personally do so in conjunction with planned work in the district.
7. I have not had prior involvement with the property that is the subject of this Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company public files on their websites accessible by the public, of the Technical Report.

Dated this 17th Day of September, 2010.

Peter Daubeny, M.Sc., P.Geo.

Signature of Qualified Person

PROFESSIONAL
PROVINCE OF
P. H. DAUBENY
#29608
BRITISH COLUMBIA
GEOSCIENTIST

52